Via Facsimile and U.S. Mail
Mail Stop 4720

March 30, 2009

Mr. Dale A. Thatcher
EVP, Treasurer, & Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

Re: Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 1-33067

Dear Mr. Thatcher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief